EXHIBIT C

CLOSING ESCROW AGREEMENT

   THIS CLOSING ESCROW AGREEMENT is made and entered into as of the 1st day of November, 2001, by and among Quality Business Solutions, Inc., a Minnesota corporation ("Buyer"), Health Outcomes Management, Inc., a Minnesota corporation ("Seller"), and Ridgedale State Bank, a Minnesota banking corporation ("Escrow Agent").

   WHEREAS, Buyer and Seller have entered into an Asset Purchase Agreement dated October 30, 2001, (the "Asset Purchase Agreement") pursuant to which Seller has sold and Buyer has purchased certain assets used in connection with the operation of Seller's Business as defined in the Asset Purchase Agreement;

   WHEREAS, Section 3(b) of the Asset Purchase Agreement provides for the escrow of certain funds to protect the Buyer with respect to the matters the Seller has agreed to abtain pursuant to Section 12 of the Asset Purchase Agreement; and

   WHEREAS, Buyer, Seller and the Escrow Agent desire to enter into this Agreement to set forth the terms and conditions of such escrow.

  Deposit of Funds.   The Buyer warrants that it has deposited with the Escrow Agent on the date hereof, the sum of One Hundred Thirty-Seven Thousand Five Hundred and No/100 Dollars ($137,500) (the "Principal") in immediately available funds pursuant to Section 3(b) of the Asset Purchase Agreement.

  Investment of Funds.   The Escrow Agent shall invest the Principal in a money market account with Ridgedale State Bank. The Principal together with the interest accrued thereon shall be referred to herein as the "Deposit."

  Release of Funds.   Upon presentation by Seller to the Buyer and the Escrow Agent of a copy of the Minutes of a Meeting of the Shareholders of the Seller in the form attached hereto as Exhibit A, certified by an officer of Seller by a currently dated Incumbency Certificate in the form attached hereto as Exhibit B (collectively, the "Resolution"), the Escrow Agent shall distribute the Deposit to Seller; provided, however, that if the Resolution has not been presented before 4:00 P.M. Minneapolis time on April 30, 2002, and the Escrow Agen receives a Notice of Recission of the purchase from Buyer or Seller on or before June 28, 2002, the Deposit shall be distributed to Buyer. If the Escrow Agent does not receive a Notice of Recission on or before 4:00 P.M. Minneapolis time on June 28, 2002, the Deposit shall be distributed to the Seller.

  Notices.   All notices, instructions and other communications provided for herein shall be deemed validly given, made or served, on the date of delivery in the case of personal delivery, or forty-eight (48) hours after deposit with the U.S. Postal Service if sent by certified mail, return receipt requested, addressed as follows:

if to Buyer:	Thomas Tagtmeyer
Quality Business Solutions, Inc.
1250 Northland Drive, #155
Mendota Heights, MN 55120
if to Seller:	Peter J. Zugschwert
Health Outcomes Management, Inc.
2331 University Avenue SE
Minneapolis, MN 55414
if to Escrow Agent:	Mr. Fred Winston
Ridgedale State Bank
1730 Plymouth Road
Minnetonka, MN 55305
or to such other addresses as the parties may designate.

        Notwithstanding anything to the contrary provided in this Paragraph 4, notice to the Escrow Agent will be only timely given if         received by the Escrow Agent on the dates and time specified.

  Fees.   Upon the execution hereof, Seller shall pay Escrow Agent the sum of Five Hundred and no/100th Dollars ($500.00) and the Escrow Agent's attorney fees for reviewing this Agreement for acting as escrow agent hereunder. Buyer and Seller shall also reimburse Escrow Agent for all out-of-pocket costs and expenses incurred in performing its duties under this Escrow Agreement, including reasonable attorneys' fees incurred by Escrow Agent in connection therewith.

  Duties of Escrow Agent.   The Escrow Agent's duties and responsibilities shall be limited to those expressly set forth in this Agreement and the Escrow Agent shall not be subject to, nor obliged to recognize, any other agreement between, or direction or instruction of, any or all of the parties hereto even though reference thereto may be made herein; provided, however, that with the Escrow Agent's written consent, this Agreement may be amended at any time or times by an instrument in writing signed by all of the then parties interest. The duties and obligations of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement and no implied duties or obligation shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall be under no obligation to refer to the Asset Purchase Agreement or any other documents between or among the parties related in any way to this Agreement. Upon fulfillment of Escrow AGent's duties under Paragraphs 2 and 3 hereof, Escrow Agent shall be fully and forever released and discharged from its duties under this Escrow Agreement.

  Limitation on Liability.   The Escrow Agent shall not be liable to anyone by reason of any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, unless caused by or arising out of its own gross negligence or bad faith.

  Reliance.   The Escrow Agent shall be entitled to rely and shall be protected in acting in relaince upon any writing furnished to it by any party hereto in accordance with the therms hereof, shall be entitled to treat as genuine, and ad the document it purports to be, any letter, paper or other document furnished to it by any party and believed by the Escrow Agent in good faith to be genuine and to have been signed by the proper party, and Buyer and Seller hereby acknowledge such fact and indemnify and hold harmless Escrow Agent from any action taken by it in good faith in reliance thereon. The Escrow Agent may consult with counsel with respect to any question relating to its duties or responsibilities hereunder and shall not be liable for any action taken or omitted in good faith on advice of such counsel.

  Conflicting Claims.   In the event of any disagreement between the parties hereto resulting in conflicting cleaims and demands being made in connection with or against the Deposit, the Escrow Agent shall be entitled, at its option, to refuse to comply with the claims or demands of any party until such disagreement is finally resolved, and in so doing the Escrow Agent shall not be or become liable to any party. Escrow Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Escrow Agreement. If any dispute arise with respect to the disbursement of the Deposit or this Escrow Agreement, Escrow Agent may commence an action in interpleader and in connection therewith remit the same to a court of competent jurisdiction pending resolution of such dispute and the parties hereto hereby indemnify and hold harmless Escrow Agent for any action taken by it in good faith in the execution of its duties hereunder.

  Attachment, Garnishment, Etc.   If all or any part of the Deposit is at any time attached, garnished or levied upon, under any court order, or in case the payment, assignment, transfer, conveyance or delivery of all or any part of the Deposit shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting all or any part of the Deposit, then in any of such events, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree, which it believes is binding upon it, and if it complies with any such order, writ, judgment or decree, it shall not be liavle to any of the parties hereto or to any other person or entity by reason of such compliance, even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

  No Third Party Beneficiary.   This Escrow Agreement is intended solely for the benefit of the parties hereto and their respective successors and designees, and no third party shall have any rights or interest in any provision of this Escrow Agreement or the Asset Purchase Agreement.

  Amendment and Waiver.   No amendment to this Escrow Agreement will be valid unless it is made in writing and executed by the parties to this Escrow Agreement. No specific waiver or forbearance for any breach of any of the terms of this Escrow Agreement shall be considered as a general waiver of that or any other term of this Escrow Agreement..

  No Agency or Partnership.   Nothing contained in this Escrow Agreement shall constitute the parties hereto as a joint venture, partner or agent of any party hereto, or render Escrow Agent liable for any debts, obligations, acts, omissions, representations or contracts of Buyer and Seller.

  Termination of Escrow Account.   Upon the written directive signed by both Seller and Buyer, this Escrow Agreement shall terminate and the Escrow Agent shall pay the Deposit in accordance with such written directive.

  Entire Agreement.This Escrow Agreement contains the complete and entire understanding of the parties and no changes shall be recognized as valid unless they are made in writing and signed by the parties.

  Severability.   The invalidity, illegality or unenforceability of any provision of the Asset Purchase Agreement or this Escrow Agreement pursuant to judicial decree shall not affect the validity or enforceability of any other provision of the Asset Purchase Agreement or this Escrow Agreement, all of which shall remain in full force and effect.

  Governing Law.   This Agreement shall be construed, governed, enforced and administered in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day, month and year first above written.

   BUYER:

   QUALITY BUSINESS SOLUTIONS, INC.

   By   /s/ Thomas Tagtmeyer
      Thomas Tagtmeyer
      Its President

   SELLER:

   HEALTH OUTCOMES MANAGEMENT, INC.

   By   /s/ Peter J. Zugschwert
      Peter J. Zugschwert
      Its President

   ESCROW AGENT:

   RIDGEDALE STATE BANK

   By
      Its